SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                               PC QUOTE, INC.
          ----------------------------------------------------------
                             (Name of Issuer)


                  Common Stock, par value $.001 per share
          ----------------------------------------------------------
                      (Title of Class and Securities)


                                 693236101
          ----------------------------------------------------------
                   (CUSIP Number of Class of Securities)


                          Howard E. Sullivan, Esq.
                     411 West Putnam Avenue, Suite 125
                        Greenwich, Connecticut 06830
                               (203) 862-7400
          ----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                  Copy to:

                             Randall Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                         New York, New York  10022
                               (212) 735-3000

                              October 15, 1997
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of
Rule 13d-1(b)(3) or (4), check the following:   ( )

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





                                  13D
   CUSIP No. 693236101
   --------------------------------------------------------------------
    1.   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                       Imprimis Investors LLC
   --------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) ( )
                                                          (b) (X)
   --------------------------------------------------------------------
    3.   SEC USE ONLY

   --------------------------------------------------------------------
    4.   SOURCE OF FUNDS
                            WC
   --------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                           ( )
   --------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                          Delaware
   --------------------------------------------------------------------
                             7.  SOLE VOTING POWER
         NUMBER OF                      -0-
          SHARES            -------------------------------------------
       BENEFICIALLY          8. SHARED VOTING POWER
         OWNED BY                       3,850,000
          EACH              -------------------------------------------
        REPORTING            9.  SOLE DISPOSITIVE POWER
         PERSON                         -0-
          WITH              -------------------------------------------
                            10.  SHARED DISPOSITIVE POWER
                                     3,850,000
   --------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,850,000
   --------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                         ( )

   --------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               29.81%
   --------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON
               OO
   --------------------------------------------------------------------





                              13D
   CUSIP No. 693236101
   --------------------------------------------------------------------
    1.   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                   Wexford Spectrum Investors LLC
   --------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) ( )
                                                          (b) (X)
   --------------------------------------------------------------------
    3.   SEC USE ONLY

   --------------------------------------------------------------------
    4.   SOURCE OF FUNDS
                            WC
   --------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                           ( )
   --------------------------------------------------------------------
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
   --------------------------------------------------------------------
                             7.  SOLE VOTING POWER
         NUMBER OF                       -0-
          SHARES            -------------------------------------------
       BENEFICIALLY          8.  SHARED VOTING POWER
         OWNED BY                        1,650,000
           EACH             -------------------------------------------
        REPORTING            9.  SOLE DISPOSITIVE POWER
         PERSON                          -0-
          WITH              -------------------------------------------
                            10.  SHARED DISPOSITIVE POWER
                                      1,650,000
   --------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,650,000
   --------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                         ( )

   --------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  12.78%
   --------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
                   OO
   --------------------------------------------------------------------




                                     13D
   CUSIP No. 693236101
   --------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                     Wexford Management LLC
   --------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) ( )
                                                          (b) (X)
   --------------------------------------------------------------------
    3.  SEC USE ONLY

   --------------------------------------------------------------------
    4.  SOURCE OF FUNDS
                          AF
   --------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                               ( )
   --------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                     Connecticut
   --------------------------------------------------------------------
                             7.  SOLE VOTING POWER
        NUMBER OF                       -0-
         SHARES             -------------------------------------------
      BENEFICIALLY           8.  SHARED VOTING POWER
        OWNED BY                        5,500,000
          EACH              -------------------------------------------
       REPORTING             9.  SOLE DISPOSITIVE POWER
         PERSON                         -0-
          WITH              -------------------------------------------
                            10.  SHARED DISPOSITIVE POWER
                                            5,500,000
   --------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   5,500,000
   --------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                         ( )

   --------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   42.59%
   --------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
                    OO
   --------------------------------------------------------------------



                                     13D
   CUSIP No. 693236101
   --------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                    Joseph M. Jacobs
   --------------------------------------------------------------------
    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a) ( )
                                                         (b) (X)
   --------------------------------------------------------------------
    3.  SEC USE ONLY

   --------------------------------------------------------------------
    4.  SOURCE OF FUNDS
                        AF
   --------------------------------------------------------------------
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                         ( )
   --------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States of America
   --------------------------------------------------------------------
                             7.  SOLE VOTING POWER
        NUMBER OF                       -0-
         SHARES             -------------------------------------------
      BENEFICIALLY           8.  SHARED VOTING POWER
        OWNED BY                       5,500,000
          EACH              -------------------------------------------
        REPORTING            9.  SOLE DISPOSITIVE POWER
         PERSON                       -0-
          WITH              -------------------------------------------
                            10.  SHARED DISPOSITIVE POWER
                                      5,500,000
   --------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      5,500,000
   --------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                   ( )

   --------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      42.59%
   --------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
                      IN
   --------------------------------------------------------------------





                                     13D
   CUSIP No. 693236101
   --------------------------------------------------------------------
    1.  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                    Charles E. Davidson
   --------------------------------------------------------------------
     2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) ( )
                                                          (b) (X)
   --------------------------------------------------------------------
    3.  SEC USE ONLY

   --------------------------------------------------------------------
    4.  SOURCE OF FUNDS
                              AF
   --------------------------------------------------------------------
    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                             ( )
   --------------------------------------------------------------------
    6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America
   --------------------------------------------------------------------
                             7.  SOLE VOTING POWER
        NUMBER OF                         -0-
         SHARES             -------------------------------------------
      BENEFICIALLY           8.  SHARED VOTING POWER
        OWNED BY                          5,500,000
          EACH              -------------------------------------------
       REPORTING             9.  SOLE DISPOSITIVE POWER
        PERSON                            -0-
         WITH               -------------------------------------------
                            10.  SHARED DISPOSITIVE POWER
                                          5,500,000
   --------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,500,000
   --------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                         ( )

   --------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   42.59%
   --------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
                    IN
   --------------------------------------------------------------------




     Item 1.   Security and Issuer.

               This statement relates to the shares of common stock, par value $.001 per share (the "Common Stock"), of PC Quote, Inc., a Delaware corporation ("PC Quote"). PC Quote has its principal executive offices at 300 S. Wacker, Chicago, Illinois 60606.

     Item 2.   Identity and Background.

               (a) This statement is being filed by (i) Imprimis Investors LLC, a limited liability company organized under the laws of the State of Delaware ("Imprimis"), (ii) Wexford Spectrum Investors LLC, a limited liability company organized under the laws of the State of Delaware ("Wexford Spectrum"), (iii) Wexford Management LLC, a Connecticut limited liability company ("Wexford Management"), (iv) Charles E. Davidson and (v) Joseph M. Jacobs (the individuals and entities referred to above, collectively, the "Reporting Persons") with respect to shares of Common Stock beneficially owned by the Reporting Persons.

               (b) The principal business and office address for the Reporting Persons is c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, Connecticut 06830.

               (c) Imprimis is a Delaware limited liability company, the members of which are private investment funds. The principal business of Imprimis is investments.

                    Wexford Spectrum is a Delaware limited liability company, the members of which are private investment funds. The principal business of Wexford Spectrum is investments.

                    Wexford Management is the manager of Imprimis and of Wexford Spectrum. Wexford Management also serves as investment manager or sub-advisor to the members of Imprimis and Wexford Spectrum.

                    Charles E. Davidson is chairman and a controlling member of Wexford Management. Mr. Davidson also is a controlling person or an investor in a number of private companies, including certain members of Imprimis and Wexford Spectrum and their controlling persons.

                    Joseph M. Jacobs is president, managing member and a controlling member of Wexford Management. Mr. Jacobs also is a controlling person or an investor in a number of private companies, including certain members of Imprimis and Wexford Spectrum and their controlling persons.

               (d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) None of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal of state securities laws or finding any violation with respect to such laws.

               (f) Mr. Davidson and Mr. Jacobs are United States citizens.

     Item 3.   Source and Amount of Funds or Other Consideration.

               Imprimis and Wexford Spectrum (collectively, "Buyers") expended $5,000,000 to purchase 5,000,000 shares of Common Stock and warrants to purchase 500,000 shares of Common Stock at an exercise price of $2.00 per share, exercisable at any time prior to October 15, 2002 (the "Warrants"). The funds used in making the purchases came from the working capital of Buyers.

     Item 4.   Purpose of Transaction.

               The Reporting Persons have acquired the Common Stock and the Warrants for investment purposes pursuant to a Stock and Warrant Purchase Agreement, dated October 15, 1997, among PC Quote, Imprimis and Wexford Spectrum (the "Purchase Agreement"). Pursuant to the terms of the Purchase Agreement, on October 15, 1997, Buyers purchased 1,450,000 shares of Common Stock and 500,000 Warrants for a purchase price of $1,450,000 (the "First Closing"). On October 20, 1997, pursuant to the terms of the Purchase Agreement, Buyers purchased an additional 550,000 shares of Common Stock for a purchase price of $550,000 (the "Second Closing"). On October 23, 1997, pursuant to the terms of the Purchase Agreement, Buyers purchased an additional 3,000,000 shares of Common Stock for a purchase price of $3,000,000 (the "Third Closing" and, together with the First Closing and the Second Closing, the "Closings"). As a condition precedent to the Third Closing, PC Quote, following approval thereof at a shareholders meeting, sufficiently increased its capital stock to consummate the transaction. The Purchase Agreement has been filed as an exhibit to this Schedule 13D and is hereby incorporated by reference.

               Up to 4,ooo,ooo of the shares of Common Stock purchased by Buyers are subject to repurchase by PC Quote at a purchase price of $1.00 per share pursuant to the terms of the Purchase Agreement (the "Repurchase"). Pursuant to the terms of the Purchase Agreement, PC Quote will use its best efforts to consummate the Repurchase from the proceeds of a rights offering to be made to other stockholders of PC Quote to purchase additional shares of Common Stock at $1.00 per share (the "Rights Offering"). In the event that the Rights Offering is not completed on or prior to January 24, 1998, Buyers will be entitled to receive, out of escrow, warrants to purchase an additional 250,000 shares of Common Stock with the same terms as the Warrants and, in the event the Rights Offering is not completed on or prior to February 28, 1998, Buyers will be entitled to receive, out of escrow, warrants to purchase an additional 250,000 shares of Common Stock with the same terms as the Warrants (such waarants, collectively, the "Additional Warrants"). The Additional Warrants are not included in the aggregate amount beneficially owned by each Reporting Person in this Schedule 13D as they are currently being held in escrow and the Reporting Persons do not have a right to acquire the Additional Warrants within 60 days from the time of filing this Schedule 13D.

               The Reporting Persons do not have any plans or proposals, other than those described in the preceding two paragraphs, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
     The Reporting Persons reserve the right to acquire or dispose of Common Stock, the Warrants or any Additional Warrants, or to formulate other purposes, plans or proposals regarding PC Quote or the Common Stock, Warrants or any Additional Warrants held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

     Item 5.   Interest in Securities of the Issuer.

               The Reporting Persons may be deemed to beneficially own the respective percentages and numbers of outstanding shares of Common Stock of PC Quote set forth below (on the basis of 12,914,150 shares of Common Stock of PC Quote issued and outstanding, of which 500,000 shares are issuable pursuant to the Warrants).

        A.     Imprimis

          (a)  Aggregate number of shares of Common Stock beneficially
               owned:                   3,850,000 (of which 350,000 are
                                        attributable to the Warrants)
               Percentage:              29.81%

          (b)  1.  Sole power to vote or to direct to vote: -0-
               2.  Shared power to vote or to direct to vote: 3,850,000
               3.  Sole power to dispose or to direct the
                   disposition:         -0-
               4.  Shared power to dispose or to direct the
                   disposition:         3,850,000

          (c)  Other than the transactions described in Item 4 of this
               Schedule 13D, there were no transactions by Imprimis during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

     B.   Wexford Spectrum

          (a)  Aggregate number of shares of Common Stock beneficially
               owned:                   1,650,000 (of which 150,000 are
                                        attributable to the Warrants)
               Percentage:              12.74%

          (b)  1.  Sole power to vote or to direct to vote: -0-
               2.  Shared power to vote or to direct to vote: 1,650,000
               3.  Sole power to dispose or to direct the
                   disposition:         -0-
               4.  Shared power to dispose or to direct the
                   disposition:         1,650,000

          (c)  Other than the transactions described in Item 4 of this
               Schedule 13D, there were no transactions by Wexford Spectrum during the past 60 days.

          (d)  Not applicable

          (e)  Not applicable.

     C.   Wexford Management

          (a)  Aggregate number of shares of Common Stock beneficially
               owned:                   5,500,000 (of which 500,000 are
                                        attributable to the Warrants)
               Percentage:              42.59%

          (b)  1.  Sole power to vote or to direct to vote: -0-
               2.  Shared power to vote or to direct to vote: 5,500,000
               3.  Sole power to dispose or to direct the
                   disposition:         -0-
               4.  Shared power to dispose or to direct the
                   disposition:         5,500,000

          (c) There were no transactions by Wexford Management during the past 60 days.

          (d)  Not applicable

          (e)  Not applicable.

     D.   Joseph M. Jacobs

          (a)  Aggregate number of shares of Common Stock beneficially
               owned:                   5,500,000 (of which 500,000 are
                                        attributable to the Warrants)
               Percentage:              42.59%

          (b)  1.  Sole power to vote or to direct to vote: -0-
               2.  Shared power to vote or to direct to vote: 5,500,000
               3.  Sole power to dispose or to direct the
                   disposition:         -0-
               4.  Shared power to dispose or to direct the
                   disposition:         5,500,000

          (c)  There were no transactions by Mr. Jacobs during the past
               60 days.

          (d)  Not applicable

          (e)  Not applicable.

     E.   Charles E. Davidson

          (a)  Aggregate number of shares of Common Stock beneficially
               owned:                   5,500,000 (of which 500,000 are
                                        attributable to the Warrants)
               Percentage:              42.59%

          (b)  1.  Sole power to vote or to direct to vote: -0-
               2.  Shared power to vote or to direct to vote: 5,500,000
               3.  Sole power to dispose or to direct the
                   disposition:         -0-
               4.  Shared power to dispose or to direct the
                   disposition:         5,500,000

          (c) There were no transactions by Mr. Davidson during the past 60 days.

          (d)  Not applicable

          (e)  Not applicable.

               Wexford Management may, by reason of its status as manager of Imprimis and Wexford Spectrum, be deemed to own beneficially the Common Stock of which Imprimis and Wexford
     Spectrum possess beneficial ownership.

               Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Management, be deemed to own beneficially the Common Stock of which Imprimis and Wexford Spectrum possess beneficial ownership.

               Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Management shares the power to vote and to dispose of the shares of Common Stock Imprimis and Wexford Spectrum beneficially own.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               See Items 2, 3, 4, and 5 above. The Reporting Persons have entered into the Purchase Agreement, a copy of which has been filed as an exhibit to this Schedule 13D and is hereby incorporated by reference. In addition to the provisions relating to the Repurchase and the Rights Offering, the Purchase Agreement provides that PC Quote will use its best efforts to promptly register with the Securities and Exchange Commission 1,000,000 shares of Common Stock purchased by Buyers or, in the event the Rights Offering is not completed, to register all such shares purchased by Buyers.
     The Purchase Agreement also provides for certain standard negative covenants restricting actions that may be taken by PC Quote without Buyers' consent until the earlier of completion of the Repurchase in full or February 28, 1998.

               Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of PC Quote, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7.   Material to be Filed as Exhibits.

               Exhibit I   --      Agreement pursuant to Rule 13d-1(f)
                                   filed herewith

               Exhibit II  --      Stock and Warrant Purchase Agreement
                                   Among PC Quote, Inc., as Seller, and
                                   Imprimis Investors LLC and Wexford
                                   Spectrum Investors LLC, as Buyers,
                                   dated as of October 15, 1997




                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  October 24, 1997


                                   IMPRIMIS INVESTORS LLC

                                        By:  /s/ Arthur H. Amron
                                            -----------------------------
                                        Name:     Arthur H. Amron
                                        Title:    Vice President


                                   WEXFORD SPECTRUM INVESTORS LLC

                                        By:   /s/ Arthur H. Amron
                                            -----------------------------
                                        Name:     Arthur H. Amron
                                        Title:    Vice President

                                   WEXFORD MANAGEMENT LLC

                                        By:  /s/ Arthur H. Amron
                                            -----------------------------
                                        Name:     Arthur H. Amron
                                        Title:    Senior Vice President


                                        /s/ Charles E. Davidson
                                        ---------------------------------

                                        /s/ Joseph M. Jacobs
                                        ---------------------------------




     EXHIBIT I:     Agreement pursuant to Rule 13d-1(f) filed herewith

          Pursuant to Rule 13d-1(f) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

                                   IMPRIMIS INVESTORS LLC

                                        By:  /s/ Arthur H. Amron
                                            -----------------------------
                                        Name:     Arthur H. Amron
                                        Title:    Vice President


                                   WEXFORD SPECTRUM INVESTORS LLC

                                        By:  /s/ Arthur H. Amron
                                            -----------------------------
                                        Name:     Arthur H. Amron
                                        Title:    Vice President


                                   WEXFORD MANAGEMENT LLC

                                        By:  /s/ Arthur H. Amron
                                            ----------------------------
                                        Name:     Arthur H. Amron
                                        Title:    Senior Vice President


                                        /s/ Charles E. Davidson
                                        --------------------------------

                                        /s/ Joseph M. Jacobs
                                        --------------------------------




     EXHIBIT II

              FORM OF STOCK AND WARRANT PURCHASE AGREEMENT AMONG
                        PC QUOTE, INC., AS SELLER, AND
                         IMPRIMIS INVESTORS LLC AND
                  WEXFORD SPECTRUM INVESTORS LLC, AS BUYERS



                     STOCK AND WARRANT PURCHASE AGREEMENT

                                    BETWEEN

                                PC QUOTE, INC.

                                      AND


                            IMPRIMIS INVESTORS LLC


                                      AND


                        WEXFORD SPECTRUM INVESTORS LLC

                               OCTOBER 15, 1997


TABLE OF CONTENTS

1.       Definitions

2.       Purchase and Sale of Shares and Warrants
3.       Representations and Warranties of Buyers

         (a)      Organization of Buyer
         (b)      Authorization of Transaction
         (c)      Noncontravention
         (d)      Broker's Fees
         (e)      Investment
         (f)      Buyers' Qualifications
4.       Representations and Warranties of Seller
         (a)      Authorization of Transaction
         (b)      Organization, Qualification, and Corporate Power
         (c)      Capitalization
         (d)      Noncontravention
         (e)      Brokers' Fees
         (f)      Title to Tangible Assets
         (g)      Financial Statements
         (h)      Legal Compliance
         (i)      Tax Matters
         (j)      Real Property
         (k)      Intellectual Property
         (l)      Contracts
         (m)      Powers of Attorney
         (n)      Litigation
         (o)      Employee Benefits
         (p)      No Undisclosed or Contingent Liabilities
         (q)      Absence of Certain Changes
         (r)      Patents, Trade Names, Trademarks, Etc.
         (s)      Insurance
         (t)      Products
         (u)      Environmental Protection
5.       Pre-Closing Covenants
         (a)      General
         (b)      Notices and Consents
         (c)      Operation of Business
         (d)      Full Access
         (e)      Notice of Developments
         (f)      Exclusivity
6.       Post-Closing Covenants
         (a)      General
         (b)      Litigation Support
         (c)      Rights Offering
         (d)      Repurchase of Shares from Buyers
         (e)      Reservation of Shares
         (f)      Registration Rights
         (g)      Delivery of Resolutions Adopted
         (h)      Negative Covenants
7.       Additional Conditions Precedent
         (a)      Conditions to Obligation of Buyers
         (b)      Conditions to Obligation of Sellers
8.       Remedies for Breaches of This Agreement
         (a)      Survival of Representations and Warranties
         (b)      Indemnification Provisions for Benefit of Buyers
         (c)      Indemnification Provisions for Benefit of Seller
         (d)      Matters Involving Third Parties
         (e)      Determination of Adverse Consequences
         (f)      Other Indemnification Provisions
9.       Termination
         (a)      Termination of Agreement
         (b)      Effect of Termination
10.      Miscellaneous
         (a)      Press Releases and Public Announcements
         (b)      No Third Party Beneficiaries
         (c)      Entire Agreement
         (d)      Succession and Assignment
         (e)      Counterparts
         (f)      Headings
         (g)      Notices
         (h)      Governing Law
         (i)      Amendments and Waivers
         (j)      Severability
         (k)      Expenses
         (l)      Construction
         (m)      Incorporation of Exhibits, Annexes, and Schedules

Exhibit A--Historical Financial Statements
Exhibit B--Form of Common Stock Purchase Warrants
Exhibit C--Form of Opinion of Counsel to Seller
Exhibit D--Form of Buyers' Officer Certificates
Exhibit E--Certificate of Incorporation of Seller
Exhibit F--By-laws of Seller
Exhibit G--Proxy Statement of Seller
Exhibit H--Financial Statements of Seller Schedule 4(c)
           Capitalization
         Exhibit 4(c)(1) Agreement of Physicians Insurance Company of Ohio
         Exhibit 4(c)(2) Agreement of PICO Holdings, Inc.
Schedule 4(d) Noncontravention
         Exhibit 4(d)(1) Written Consent of Physicians Insurance Company of Ohio Exhibit 4(d)(2) Written Consent of PICO Holdings, Inc.
Schedule 4(k) Intellectual Property
Schedule 4(l) Contracts
Schedule 4(m) Powers of Attorney
Schedule 4(n) Litigation
Schedule 4(o) Employee Benefit Plans
Schedule 4(p) Undisclosed or Contingent Liabilities
Schedule 4(q) Absence of Certain Changes
Schedule 4(r) Patents, Trademarks, Trade Names, Etc.
Schedule 4(s) Insurance
Schedule 4(t) Products
Schedule 6(h) Transactions with Affiliates




                     STOCK AND WARRANT PURCHASE AGREEMENT

         Agreement entered into as of October 15, 1997, by and between Imprimis Investors LLC, a limited liability company organized under the laws of the State of Delaware, and Wexford Spectrum Investors LLC, a limited liability company organized under the laws of the State of Delaware (each, individually, a "Buyer" and, collectively, the "Buyers") and PC Quote, Inc., a Delaware corporation (the "Seller"). Buyers and Seller are referred to collectively herein as the "Parties."

         This Agreement contemplates a transaction in which Buyers will purchase from Seller, and Seller will sell to Buyer, up to an aggregate of five million shares of Seller's common stock, par value $0.001 per share (the "Common Stock"), and warrants to purchase up to an additional 1,000,000 shares of Seller's Common Stock for an aggregate purchase price of up to $5 million. Up to four million of such shares of Common Stock shall be repurchased by Seller from Buyers under certain circumstances set forth herein at a purchase price of $1.00 per share.

         Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Parties agree as follows:

         1. Definitions.

         "Accredited Investor" has the meaning set forth in Regulation D promulgated under the Securities Act.

         "Additional Warrants" shall mean the Common Stock Purchase Warrants in the aggregate entitling Buyer to purchase up to 500,000 Shares at an exercise price of $2.00 per Share, exercisable at any time prior to the fifth anniversary of this Agreement, each substantially in the form attached hereto as Exhibit B.

         "Adverse Consequences" means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, reasonable amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses and fees, including court costs and reasonable attorneys' fees and expenses.

         "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

         "Affiliated Group" means any affiliated group within the meaning of Code ss.1504.

         "Buyer" and "Buyers" have the meanings set forth in the preface above.

         "Closing Date" shall mean either the First Closing Date, the Second Closing Date or the Third Closing Date, as the context may require.

         "Code" means the Internal Revenue Code of 1986, as amended.

         "Confidential Information" means any information concerning the businesses and affairs of Seller that is not already generally available to the public.

         "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

         "Employee Pension Benefit Plan" has the meaning set forth in ERISA section 3.

         "Employee Welfare Benefit Plan" has the meaning set forth in ERISA section .

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         "Financial Statements" has the meaning set forth in ss.4(g) below.

         "First Closing Date" shall mean October 15, 1997.

         "GAAP" means United States generally accepted accounting principles as in effect from time to time.

         "Income Tax" means any federal, state, local, or foreign income tax, including any interest, penalty, or addition thereto, whether disputed or not.

         "Income Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Income Taxes, including any schedule or attachment thereto.

         "Indemnified Party" has the meaning set forth in ss.8 below.

         "Indemnifying Party" has the meaning set forth in ss.8 below.

         "Initial Warrants" shall mean the Common Stock Purchase Warrants entitling Buyers to purchase up to 500,000 Shares at an exercise price of $2.00 per Share, exercisable at any time prior to the fifth anniversary of this Agreement, substantially in the form attached hereto as Exhibit B.

         "Knowledge" means actual knowledge without independent investigation.

         "Multiemployer Plan" has the meaning set forth in ERISA ss.3(37).

         "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

         "Party" has the meaning set forth in the preface above.

         "PBGC" means the Pension Benefit Guaranty Corporation.

         "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or any entity similar to any of the foregoing.

         "Purchase Price" has the meaning set forth in ss.2 below.

         "Reportable Event" has the meaning set forth in ERISA ss.4043.

         "Rights Offering" shall have the meaning set forth in ss.6 below.

         "Second Closing Date" shall mean October 20, 1997.

         "Securities Act" means the Securities Act of 1933, as amended.

         "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

         "Seller" has the meaning set forth in the preface above.

         "Shareholders Meeting" shall mean Seller's 1997 Annual Meeting to be held October 16, 1997 or the date upon which such meeting may be reconvened due to adjournment or postponement of such meeting.

         "Shares" means Seller's shares of Common Stock.

         "Third Closing Date" shall mean a date agreed to by the Parties, but in no event later than seven days after the Shareholders Meeting; provided the shareholders vote to approve the proposal to increase Seller's capital stock.

         "Third Party Claim" has the meaning set forth in ss.8 below.

         "Warrants" shall mean the Initial War rants and the Additional
Warrants.

         2. Purchase and Sale of Shares and Warrants. On the Closing Dates, in the manner set forth in this ss.2, upon the terms set forth in this Agreement, and in reliance on the representations and warranties contained herein, Seller will sell, transfer and deliver to Buyers, and Buyers will purchase from Seller, up to 5,000,000 Shares and the Initial Warrants for an aggregate purchase price (the "Purchase Price") of up to $5,000,000, in all cases free and clear of all interests, liens, charges, encumbrances, equities, claims, assessments and options of whatever nature; except with respect to the Warrants, for the exercise price of the Warrants as detailed herein:

         (a) On the First Closing Date, as a condition precedent to such closing,

                  (i)      Seller shall deliver to Buyers the following:

                           (A) stock certificates representing an aggregate
                  of 1,450,000 Shares in such names and denominations as Buyers shall jointly instruct Seller;

                           (B) the Initial Warrants in such names and
                  denominations as Buyers shall jointly instruct Seller;

                           (C) an opinion of Seller's counsel substantially
                  in the form of Exhibit C hereto; (ii) Seller shall deliver to an escrow agent to be selected by Seller with the advice and consent of Buyers (the "Escrow Agent"), Additional Warrants entitling Buyers (under certain circumstances) to purchase up to 145,000 Shares on the same terms as the Initial Warrants; and

                  (iii)    Buyers shall deliver to Seller the following:

                           (A) officers' certificates substantially in the
                  form of Exhibit D hereto;

                           (B) a certified check or wire transfer in the
                  amount of $1,450,000.

         (b) On the Second Closing Date, as a condition precedent to such closing,

                  (i)      Seller shall deliver to Buyers the following:

                           (A) stock certificates representing an aggregate
                  of 550,000 Shares in such names and denominations as Buyers shall jointly instruct Seller;

                           (B) an opinion of Seller's counsel substantially
                  in the form of Exhibit C hereto;

                  (ii) Seller shall deliver to the Escrow Agent, Additional Warrants entitling Buyers (under certain circumstances) to purchase up to 55,000 Shares on the same terms as the Initial Warrants; and

                  (iii)    Buyers shall deliver to Seller the following:

                           (A) officers' certificates substantially in the
                  form of Exhibit D hereto;

                           (B) a certified check or wire transfer in the
                  amount of $550,000.

         (c) On the Third Closing Date, provided that the number of Shares authorized for issuance by Seller has been sufficiently increased at the Shareholders Meeting, as a condition precedent to such closing,

                  (i)      Seller shall deliver to Buyers the following:

                           (A) stock certificates representing 3,000,000
                  Shares in such names and denominations as Buyers shall jointly instruct Seller;

                           (B) an opinion of Seller's counsel substantially
                  in the form of Exhibit C hereto;

                  (ii) Seller shall deliver to the Escrow Agent, Additional Warrants entitling Buyers (under certain circumstances) to purchase up to 300,000 Shares on the same terms as the Initial Warrants; and

                  (iii)    Buyers shall deliver to Seller the following:

                           (A) officers' certificates substantially in the
                  form of Exhibit D hereto;

                           (B) a certified check or wire transfer in the
                  amount of $3,000,000.

         3. Representations and Warranties of Buyers. Each Buyer represents and warrants to Seller that the statements contained in this ss.3 are true, correct and complete as of the date of this Agreement and will be true, correct and complete as of each Closing Date (as though made on and as of such Closing Date as if such Closing Date were substituted for the date of this Agreement throughout this ss.3).

                  (a) Organization of Buyers. Each Buyer is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware.

                  (b) Authorization of Transaction. Each Buyer has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of each Buyer, enforceable in accordance with its terms. Neither Buyer needs to give any notice to, make any filing with, or obtain any authorization, consent or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

                  (c) Noncontravention. To the Knowledge of each Buyer, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which either Buyer is subject or any provision of its Certificate of Limited Liability Company or Limited Liability Company Agreement or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which either Buyer is a party or by which it is bound or to which any of its assets is subject.

                  (d) Brokers' Fees. Neither Buyer has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Seller could become liable or obligated.

                  (e) Investment. Buyers are acquiring the Shares and the Warrants for investment purposes and not with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act.

                  (f) Buyers' Qualifications. Each Buyer (a) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in Seller and (b) has had the opportunity to ask questions of, and receive answers from, Seller and its management concerning the terms and conditions of the offering of the Shares and the Warrants hereunder and to obtain additional information; and (c) is an Accredited Investor.

         4. Representations and Warranties of Seller. Seller represents and warrants to Buyers that the statements contained in this ss.4 are true, correct and complete as of the date of this Agreement and will be true, correct and complete as of each Closing Date (as though made on and as of such Closing Date as if such Closing Date were substituted for the date of this Agreement throughout this ss.4).

         (a) Authorization of Transaction. Seller has full corporate power and authority to execute and deliver this Agreement and the other documents and instruments to be executed and delivered by Seller pursuant to this Agreement and the transactions contemplated hereby and to perform its obligations hereunder and thereunder. This Agreement and the other documents and instruments to be executed and delivered by Seller pursuant to this Agreement and the transactions contemplated hereby constitute the valid and legally binding obligations of Seller enforceable in accordance with their respective terms.

         (b) Organization, Qualification, and Corporate Power. Seller is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. Seller is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not have a material adverse effect on the condition (financial or otherwise) of Seller. Seller has full corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties and assets owned and used by it. Seller has no subsidiaries. Attached hereto as Exhibit E and Exhibit F, respectively, are true and correct copies of the Certificate of Incorporation and By-laws of Seller, each as in effect on each Closing Date. Attached hereto as Exhibit G is Seller's Proxy Statement, used in connection with its Annual Meeting which sets forth Seller's proposal to amend its Certificate of Incorporation.

         (c) Capitalization. The entire authorized capital stock of Seller consists of 10,000,000 Shares, of which 7,414,150 Shares are issued and outstanding and 644,000 Shares are held in treasury; and 976,428 Shares of Preferred Stock, $1.312704617 par value, none of which are outstanding. All of the issued and outstanding Shares have been duly authorized, are validly issued, fully paid, and nonassessable. Except as set forth in Schedule 4(c) hereto, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require Seller to issue, sell, or otherwise cause to become outstanding any of its capital stock. All such options, warrants (including the Warrants), purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments and the Shares issuable upon exercise thereof have been duly authorized, and when issued in accordance with their terms will be validly issued, fully paid and non-assessable. There are no preemptive or first refusal or similar rights binding on Seller to subscribe for or purchase from Seller any Shares pursuant to any provisions of law, the Certificate of Incorporation or By-laws of Seller or by agreement or otherwise. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Shares.

         (d) Noncontravention. Except as set forth in Schedule 4(d) hereto, to the Knowledge of Seller, neither the execution and delivery of this Agreement, nor consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Seller is subject or any provision of the Certificate of Incorporation or By-laws of Seller or (ii) conflict with, result in breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Seller is a party or by which Seller is bound or to which Seller or its assets is subject (or result in the imposition of any Security Interest upon any of its assets), except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, failure to give notice, or Security Interest would not have a material adverse effect on the condition (financial or otherwise) of Seller or on the ability of the Parties to consummate the transactions contemplated by this Agreement. Except as set forth in Schedule 4(d) hereto, Seller does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement, except where the failure to give notice, to file, or to obtain any authorization, consent, or approval would not have a material adverse effect on the condition (financial or otherwise) of Seller or on the ability of the Parties to consummate the transactions contemplated by this Agreement.

         (e) Brokers' Fees. Seller does not have any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

         (f) Title to Tangible Assets. Seller has good title to, or a valid leasehold interest in, the tangible assets it uses regularly in the conduct of its businesses.

         (g) Financial Statements. Attached hereto as Exhibit E are copies of Seller's annual report on Form 10-K for the year ended December 31, 1996 and its Quarterly Report on Form 10-Q for each of the quarters ended March 31, 1997 and June 30, 1997. Included in such reports are the following financial statements (collectively the "Financial Statements"): (i) audited consolidated balance sheets for the years ending December 31, 1996 and 1995 and statements of income, changes in stockholders' equity, and cash flow as of and for the years ended December 31, 1996, 1995 and 1994 for the Company; and (ii) unaudited balance sheets and statements of income, changes in stockholders' equity, and cash flow as of and for the quarters ended March 31, 1997 and June 30, 1997 (the "Quarterly Financial Statements"). The Financial Statements (including the notes thereto) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and present fairly the financial condition of Seller as of such dates and the results of operations of Seller for such periods; provided, however, that the Quarterly Financial Statements are subject to normal year-end adjustments and lack footnotes and other presentation items.

         (h) Legal Compliance. Seller has complied with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and all agencies thereof), except where the failure to comply would not have a material adverse effect upon the condition (financial or otherwise) of Seller.

         (i)      Tax Matters.

                  (i) Seller has filed all Income Tax Returns that it was required to file, and has paid all Income Taxes shown thereon as owing, except where the failure to file Income Tax Returns or to pay Income Taxes would not have a material adverse effect on the condition (financial or otherwise) of Seller.

                  (ii) Seller has not waived any statute of limitations in respect of Income Taxes or agreed to any extension of time with respect to an Income Tax assessment or deficiency.

                  (iii) Seller is not a party to any Income Tax allocation or sharing agreement.

         (j)      Real Property

         Seller does not own any real property.

         (k) Intellectual Property. Schedule 4(k) herein identifies each application for registration which Seller has made with respect to any of its intellectual property, and identifies each license, agreement, or other permission which Seller has granted to any third party with respect to any of its intellectual property.

         (l) Contracts. Schedule 4(l) herein lists all written contracts and other written agreements to which Seller is a party the performance of which will involve consideration in excess of $100,000 per year. Seller has made available to Buyer a correct and complete copy of each contract or other agreement listed in Schedule 4(l) hereto.

         (m) Powers of Attorney. Except as set forth in Schedule 4(m), there are no outstanding powers of attorney executed on behalf of Seller.

         (n) Litigation. Schedule 4(n) hereto sets forth each instance in which Seller (i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction, except where the injunction, judgment, order, decree, ruling, action, suit, proceeding, hearing, or investigation would not have a material adverse effect on the condition (financial or otherwise), assets, liabilities, earnings or business of Seller. Except as set forth in
Schedule 4(n) hereto, Seller does not know nor have any reason to know of any basis for any such claim, action, suit, proceeding or investigation and no such claim, action, suit, proceeding or investigation has been pending during the two-year period preceding the date hereof.

         (o)      Employee Benefits.

                  (i) Schedule 4(o) hereto lists each Employee Benefit Plan that is sponsored, maintained or contributed to or required to be contributed to by the Seller or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), that together with the Seller would be deemed a "single employer" within the meaning of
         Section 4001(b) of ERISA.

                           (A) Each such Employee Benefit Plan (and each
                  related trust, insurance contract, or fund) complies in form and in operation in all respects with the applicable requirements of ERISA and the Code, except where the failure to comply would not have a material adverse effect on the condition (financial or otherwise) of Seller.

                           (B) All contributions (including all employer
                  contributions and employee salary reduction contributions) which are due have been paid to each such Employee Benefit Plan which is an Employee Pension Benefit Plan.

                           (C) Each such Employee Benefit Plan which is an
                  Employee Pension Benefit Plan has received a determination letter from the Internal Revenue Service to the effect that it meets the requirements of Code ss.401(a).

                           (D) Seller has made available to Buyer correct
                  and complete copies of the plan documents and summary plan descriptions, the most recent determination letter received from the Internal Revenue Service, the most recent Form 5500 Annual Report, and all related trust agreements, insurance contracts, and other funding agreements which implement each such Employee Benefit Plan.

                           (E) No such Employee Benefit Plan which is an
                  Employee Pension Benefit Plan (other than any Multiemployer Plan) has been completely or partially terminated or been the subject of a Reportable Event as to which notices would be required to be filed with the PBGC. No proceeding by the PBGC to terminate any such Employee Pension Benefit Plan (other than any Multiemployer Plan) has been instituted.

                           (F) No action, suit, proceeding, hearing, or
                  investigation with respect to the administration or the investment of the assets of any such Employee Benefit Plan (other than routine claims for benefits) is pending, except where the action, suit, proceeding, hearing, or investigation would not have a material adverse effect on the condition (financial or otherwise) of Seller.

                           (G) Neither Seller nor any ERISA Affiliate has
                  incurred any liability to the PBGC (other than PBGC premium payments) or otherwise under Title IV of ERISA (including any withdrawal liability) with respect to any such Employee Benefit Plan which is an Employee Pension Benefit Plan.

                           (H) The aggregate withdrawal liability of Seller
                  and any and all ERISA Affiliates, computed as if a complete withdrawal by Seller and such ERISA Affiliates had occurred under each Multiemployer Plan on the date hereof, would not exceed $10,000.

         (p) No Undisclosed or Contingent Liabilities. Except as set forth in Schedule 4(p) hereto, Seller has no material liabilities or obligations of any nature (absolute, accrued, contingent or otherwise) which are not fully reflected or reserved against in Seller's Financial Statements, except for commercial liabilities and obligations incurred in the ordinary course of business and consistent with past practice since the date thereof, no one of which is in excess of, $50,000 (counting obligations and liabilities arising from one transaction or a series of related transactions over any three month period, and all periodic installments or payments under any lease or other agreement providing for periodic or installment payments, as a single obligation or liability) and Seller has no Knowledge of any basis for the transaction against it of any liability or obligation of any nature whatsoever not fully reflected or reserved against in the Financial Statements or set forth in Schedule 4(p) hereto.

         (q) Absence of Certain Changes. With respect to the business of Seller, except as and to the extent set forth in Schedule 4(q) hereto, since July 31, 1997, Seller has not:

                  (i) suffered any material adverse change in its condition (financial or otherwise), assets, liabilities (absolute, accrued, contingent or otherwise), business, prospects or operations, or experienced any labor difficulty, or suffered any casualty loss (whether or not insured);

                  (ii) incurred any obligations or liabilities of any nature (whether absolute, accrued, contingent or otherwise and whether due or to become due) other than obligations and liabilities incurred in the ordinary course of business and consistent with past practice no one of which is in excess of $50,000 (counting obligations and liabilities arising from one transaction or a series of related transactions over any three month period, and all periodic installments or payments under any lease or other agreement providing for periodic installments or payments, as a single obligation or liability) or experienced any change in any assumptions underlying or methods of calculating any bad debt, contingency or other reserves;

                  (iii) paid, discharged or satisfied any claim, lien, encumbrance or liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), other than claims, liens, encumbrances or liabilities (i) which are reflected or reserved against in the Financial Statements, and which were paid, discharged or satisfied since the date of the most recent Financial Statements in the ordinary course of business and consistent with past practice, or (ii) which were incurred and paid, discharged or satisfied since the date of the most recent Financial Statements in the ordinary course of business and consistent with past practice;

                  (iv) permitted or allowed any of the properties or assets, real, principal or mixed, tangible or intangible, of or used by Seller, to be mortgaged, pledged or subjected to any lien or encumbrance;

                  (v) written down or written up the value of any inventory, or written off as uncollectible any notes or accounts receivable or any portion thereof, except for write-downs, write-ups and write-offs in the ordinary course of business consistent with past practice;

                  (vi) cancelled any other debts or claims, or waived any rights of substantial value, or sold, transferred or otherwise disposed of any of the properties or assets, real, personal or mixed, tangible or intangible, except in the ordinary course of business and consistent with past practice;

                  (vii) disposed of or permitted to lapse any patent, trademark, assumed name, service mark, trade name or copyright application or license or under which Seller has any right or license, or disposed of or disclosed to any person any trade secret, formula, process or know-how of Seller or under which Seller has any right or license;

                  (viii) granted any general uniform increase in the compensation of employees (including, without limitation, any increase or change pursuant to any bonus, pension, profit-sharing, retirement or other plan or commitment), or any increase in any such compensation payable or to become payable to any officer or employee thereof; and no such increase (whether general or otherwise) is required;

                  (ix) made any single capital expenditure or commitment in excess of $50,000 for additions to property, plant or equipment, or made aggregate capital expenditures or commitments in excess of $250,000 for additions to property, plant or equipment;

                  (x) made any change in any method of accounting or accounting practice or policy; made any loan or advance (other than advances to employees in the ordinary course of business or travel and expenses disbursement in accordance with the past practice, but not in excess of $3,000 at any one time outstanding) to any person who is an officer, director or employee of Seller;

                  (xi) declared or paid any dividend or purchased any of its outstanding shares of capital stock;

                  (xii) agreed, whether in writing or otherwise, to take any of the actions set forth in this Section 4(q);

         (r) Patents, Trade Names, Trademarks, Etc. With respect to Seller's business, Schedule 4(r) hereto sets forth an accurate and complete description of all patents, trademarks, trade names, assumed names, copyrights, technology, know-how, formulae and processes, and all applications therefor, presently owned or held by Seller, under which Seller owns or holds any license or other interest. The name "PC Quote, Inc." and such other names and marks as are designated in Schedule 4(r) hereto and the use thereof by Seller, do not, to the Seller's Knowledge, infringe on any patents, trademarks or copyrights or any other rights of any person. Seller does not know nor have any reason to believe that there are any claims of third parties to the use of any such names or any similar names, and there is no basis for any such claim or claims. Except as set forth in Schedule 4(r) hereto, Seller has the sole and exclusive right to use the patents, trademarks, trade names, copyrights, technology, know-how, formulae and processes referred to in such Schedule 4(r), and the consummation of the transactions contemplated hereby will not alter or impair any such rights. No services provided or products manufactured or sold by Seller, nor any patents, formulae, processes, know-how, trade secrets, trademarks, trade names, assumed names, copyrights or designations used in its business, infringe on any patents, trademarks or copyrights, or any other rights of any person or corporate entity, and no claims have been made against Seller in such connection except as disclosed on Schedule 4(n) hereto.

         (s) Insurance. Schedule 4(s) hereto sets forth a complete and accurate list and description, including but not limited to annual premiums thereon and the deductibles thereunder, of all policies of fire, comprehensive general liability including product liability and worker's compensation insurance presently in effect with respect to Seller, two copies of which have heretofore been delivered to Buyer. All such policies are valid, outstanding and enforceable policies and provide insurance coverage for the properties, assets and operations of Seller of the kinds, in the amounts and against the risks customarily maintained by organizations similarly situated. Seller has not been refused any insurance with respect to any aspect of its operations, nor has its coverage been limited by any insurance carrier to which it has applied for insurance or with which it has carried insurance during the last three years.

         (t) Products.

                  1. Except as set forth in Schedule 4(t) hereto, there exists no set of facts (i) which could furnish a basis for the recall, withdrawal, suspension or cancellation of any product registration, product license, manufacturing license, wholesale dealers license, export license or other governmental license, approval or consent of any governmental or regulatory agency with respect to any product developed, manufactured, distributed or sold by Seller (a "Product"), (ii) which could furnish a basis for the recall, withdrawal or suspension by order of any state, federal or foreign court of law of any Product, or (iii) which could have a material adverse effect on the continued operation of any facility of Seller or which could otherwise cause Seller to recall, withdraw or suspend any such Product from the market or to change the marketing clarification of any such Product.

                  2. Each product manufactured by Seller has in all material respects been manufactured in accordance with the specifications under which such Product normally is and has been manufactured and the provisions of all applicable laws or regulations including, without limitation, any applicable governmental regulatory authorities.

         (u)  Environmental Protection.

                  In connection with its business operations, Seller has obtained all permits, licenses and other authorizations which are required under federal, state and local laws relating to pollution or protection of the environment, including laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, or hazardous or toxic materials or wastes into ambient air, surface water, ground water, or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants or hazardous or toxic materials or wastes; to the best of its knowledge after due investigation, Seller is in compliance in all material respects with all terms and conditions of the required permits, licenses and authorizations, and is also in compliance in all material respects with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in those laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand latter issued, entered, promulgated or approved thereunder. Seller is not aware of, and has not received notice of, past, present or future events, conditions, circumstances, activities, practices, incidents, actions or plans which may interfere with or prevent continued compliance, or which may give rise to any common law or legal liability, or otherwise form the basis of any claim, action, suit, proceeding, hearing or investigation, based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the omission, discharge, release or threatened release into the environment, of any pollutant, contaminant, or hazardous or toxic material or waste.

         5. Pre-closing Covenants. The Parties agree as follows with respect to the period between the execution of this Agreement and (i) each Closing Date or (ii) termination of this Agreement.

         (a) General. Each of the Parties will use his or its reasonable best efforts to take any action and to do all things reasonably necessary in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the conditions precedent to closing set forth in ss.2 and ss.7 hereof).

         (b) Notices and Consents. Seller will give any notices to third parties, and will use its reasonable best efforts to obtain any third party consents, that Buyers reasonably may request in connection with the matters referred to in ss.4(d) above.

         (c) Operation of Business. Except for transactions contemplated hereby, Seller will not engage in, take any action, or enter into any transaction outside the Ordinary Course of Business.

         (d) Full Access. Seller will permit representatives of Buyers to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of Seller, to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to Seller. Buyers will treat and hold as such any Confidential Information received from Seller in the course of the reviews contemplated by this ss.5(d), will not use any of the Confidential Information except in connection with this Agreement, and, if this Agreement is terminated for any reason whatsoever, will return to Seller all tangible embodiments (and all copies) of the Confidential Information which are in its possession.

         (e) Notice of Developments. Seller shall notify Buyers of any development causing a breach of any of the representations and warranties in ss. 4 above. Unless Buyers have the right to terminate this Agreement pursuant to ss. 9(a)(ii) below by reason of the development and exercise that right within the period referred to in ss. 9(a)(ii) below, the written notice pursuant to this ss.5(e)(i) will be deemed to have amended the relevant Schedule, if any, to have qualified the representations and warranties contained in ss. 4 above, and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the development.

         (f) Exclusivity. Until twenty-eight days from the date hereof, Seller shall not solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of all or substantially all of the capital stock or assets of Seller (including any acquisition structured as a merger, consolidation, or share exchange); provided, however, that Seller and its directors and officers will remain free to participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing to the extent their fiduciary duties may require and shall keep Buyers informed thereof.

         6. Post-Closing Covenants. The Parties agree as follows with respect to the period following the Closing.

         (a) General. In case at any time after any Closing Date any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting party (unless the requesting Party is entitled to indemnification therefor under ss.8 below).

         (b) Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to any Closing Date involving Seller, each of the other Parties shall cooperate with him or it and his or its counsel in the defense or contest, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the defense or contest, all at the sole cost and expense of Seller (unless the contesting or defending Party is entitled to indemnification therefor under ss.8 below).

         (c) Rights Offering. Seller shall use its best efforts to prepare, file with the Securities and Exchange Commission and have declared effective a Registration Statement covering an offering of rights to its existing stockholders (other than Buyers) to subscribe for the purchase of one additional Share for each Share of Seller owned by such stockholders as of the record date. In the event the Rights Offering is not completed on or before January 24, 1998, Buyers shall receive from the Escrow Agent Additional Warrants to purchase up to an aggregate of 250,000 shares. In the event the Rights Offering is not completed on or before February 28, 1998, Buyers shall have the right, in their discretion, (i) to extend the time for completion of the Rights Offering, or (ii) to (A) terminate Seller's obligation to complete the Rights Offering and (B) terminate Seller's right to repurchase from Buyers four million of the Shares purchased by Buyers hereunder and (C) receive from the Escrow Agent Additional Warrants to purchase up to an aggregate of 250,000 Shares.

         (d) Repurchase of Shares from Buyers. Seller covenants and agrees that the proceeds from the sale of the first 4 million Shares sold by Seller pursuant to the Rights Offering will be used to repurchase 4 million Shares from Buyers at a price to Seller of $1.00 per Share.

         (e) Reservation of Shares. Seller will reserve a sufficient number of Shares for issuance upon the exercise of the Warrants and the other options, etc. set forth in Schedule 4(b) hereto.

         (f) Registration Rights. As soon as practicable after the First Closing Date, Seller shall use its best efforts to register with the Securities and Exchange Commission one million of the Shares purchased by Buyers hereunder on a Registration Statement on Form S-3 (if appropriate) and, in the event the Rights Offering is not completed, to amend such Registration Statement to include the remaining Shares purchased by Buyers hereunder. Buyers agree to cooperate fully in such registration effort.

         (g) Delivery of Resolutions Adopted. Seller shall deliver to Buyers copies of any and all resolutions adopted by the shareholders of Seller at the Shareholders Meeting.

         (h) Negative Covenants. Seller covenants and agrees that, until the earlier of (i) such time as Seller completes the Rights Offering and repurchases from Buyers four million Shares as contemplated by ss.6(d) hereof or (ii) February 28, 1998, Seller will not do any of the following without the prior written consent of Buyers, which shall not be unreasonably withheld:

                  (i) Dispositions. Convey, sell, lease, transfer or otherwise dispose of (each of the foregoing, a "Transfer"), all or any part of its business or property, other than: (i) Transfers of non-exclusive licenses and similar arrangements for the use of Seller's services; or (ii) Transfers of worn-out or obsolete equipment. >

                  (ii) Mergers or Acquisitions. Merge or consolidate with or into any other business organization, or acquire all or substantially all of the capital stock or property of another Person.

                  (iii) Distributions. Pay any dividends or make any other distribution or payment on account of or in redemption, retirement or purchase of any capital stock except with respect to any obligations in existence as of the date hereof and set forth on
         Schedule 6(h) hereto.

                  (iv) Transactions with Affiliates. Directly or indirectly enter into or permit to exist any material transaction with any Affiliate of Seller except for transactions set forth in Schedule 6(h) hereto involving agreements that are in place at the date hereof or that are in the ordinary course of Seller's business, upon fair and reasonable terms that are no less favorable to Seller than would be obtained in an arm's length transaction with a nonaffiliated Person.

         7.       Additional Conditions Precedent.

         (a) Conditions to Obligation of Buyers. The obligation of Buyers to consummate the transactions contemplated by this Agreement is subject to satisfaction of the following conditions:

                  (i) Buyers shall have completed a reasonable due diligence investigation satisfactory to Buyers on or before the First Closing Date;

                  (ii) the representations and warranties of Seller set forth in ss.4 above shall be true and correct in all material respects at and as of each Closing Date;

                  (iii) Seller shall have performed and complied with all of its covenants hereunder in all material respects through each Closing Date ;

                  (iv) there shall not be any injunction, judgment, order, or decree enjoining the transactions contemplated by this Agreement;

                  (v) all actions to be taken by Seller in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be satisfactory in form and substance to Buyers.

Buyers may waive any condition specified in this ss.7(a) upon execution of a writing so stating at or prior to each Closing Date.

         (b) Conditions to Obligation of Seller. The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to satisfaction of the following conditions:

                  (i) the representations and warranties of Buyers set forth in ss.3 above shall be true and correct in all material respects at and as of each Closing Date;

                  (ii) Buyers shall have performed and complied with all of its covenants hereunder in all material respects through each Closing Date;

                  (iii) there shall not be any injunction, judgment, order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;

                  (iv) all actions to be taken by Buyers in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Seller.

Seller may waive any condition specified in this ss.7(b) if it executes a writing so stating at or prior to each Closing Date.

         8. Remedies for Breaches of This Agreement.

         (a) Survival of Representations and Warranties. All of the representations and warranties of Seller contained in ss.4 above shall survive this Agreement and continue in full force and effect for a period of one year thereafter.

                  (b) Indemnification Provisions for Benefit of Buyers. In the event Seller breaches any of its representations, warranties, or covenants contained herein, it shall so notify Buyers and provided that Buyer makes a written claim for indemnification against Seller pursuant to ss.10 below within such survival period, then Seller agrees to indemnify Buyers from and against the entirety of any Adverse Consequences Buyers shall suffer through and after the date of the claim for indemnification caused by the breach.

         (c)      Matters Involving Third Parties.

                  (i) If any third party shall notify any Party (the "Indemnified Party") with respect to any matter (a "Third Party Claim") which may give rise to a claim for indemnification against any other Party (the "Indemnifying Party") under this ss. 8, then the Indemnified Party shall promptly (and in any event within [five business days] after receiving notice of the Third Party Claim) notify each Indemnifying Party thereof in writing.

                  (ii) Any Indemnifying Party will have the right to assume and thereafter conduct the defense of the Third Party Claim with counsel of his or its choice reasonably satisfactory to the Indemnified Party; provided, however, that the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably) unless the judgment or proposed settlement involves only the payment of money damages and does not impose an injunction or other equitable relief upon the Indemnified Party.

                  (iii) Unless and until an Indemnifying Party assumes the defense of the Third Party Claim as provided in ss.8(c)(ii) above, however, the Indemnified Party may defend against the Third Party Claim in any manner he or it reasonably may deem appropriate.

                  (iv) In no event will the Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of each of the Indemnifying Parties, not to be unreasonably withheld.

         (d) Determination of Adverse Consequences. The Parties shall make appropriate adjustments for tax benefits and insurance coverage in determining Adverse Consequences for purposes of this ss.8. All indemnification payments under this ss.8 shall be deemed adjustments to the Purchase Price.

         (e) Other Indemnification Provisions. The indemnification provisions in this ss.8 are in addition to, and not in derogation of, any statutory, equitable, or common law remedy any Party may have for breach of representation, warranty, or covenant.

         9. Termination.

         (a) Termination of Agreement. The Parties may terminate this Agreement as provided below

                  (i) Buyers and Seller may terminate this Agreement by mutual written consent at any time prior to the First Closing Date;

                  (ii) Buyers may terminate this Agreement by giving written notice to Seller at any time prior to the First Closing Date in the event (A) Seller has given Buyers any notice pursuant to ss.5(e) above and (B) the development that is the subject of the notice has had, or reasonably believes will have, a material adverse effect upon the condition (financial or otherwise) of Seller;

                  (iii) Buyers may terminate this Agreement by giving written notice to Seller at any time prior to the First Closing Date (A) in the event Seller has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Buyers have notified Seller of the breach, and the breach has continued without cure for a period of 10 days after the notice of breach or (B) if the First Closing shall not have occurred on or before October 16, 1997, by reason of the failure of any condition precedent under ss.2 or ss.7 hereof (unless the failure results primarily from any breach by Buyers of any material representation, warranty, or covenant contained in this Agreement); and

                  (iv) Seller may terminate this Agreement by giving written notice to Buyers at any time prior to the First Closing Date (A) in the event either Buyer has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Seller has notified each Buyer of the breach, and the breach has continued without cure for a period of 10 days after the notice of breach or (B) if the first Closing shall not have occurred on or before October 15, 1997, by reason of the failure of any condition precedent under ss.2 or ss.7 hereof (unless the failure results primarily from Seller breaching any material representation, warranty, or covenant contained in this Agreement).

         (b) Effect of Termination. If any Party terminates this Agreement pursuant to ss.9(a) above, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party then in breach); provided, however, that the confidentiality provisions contained in ss.5(d) above shall survive termination.

         10.      Miscellaneous.

         (a) Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the First Closing Date, without the prior written approval of Buyers and Seller; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Parties prior to making the disclosure).

         (b) No Third Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

         (c) Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they have related in any way to the subject matter hereof.

         (d) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his or its rights, interests, or obligations hereunder without the prior written approval of the other.

         (e) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

         (f) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

         (g) Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

         If to Seller:

                  P.C. Quote Inc.
                  300 South Wacker, Suite 300
                  Chicago, Illinois  60606
                  Attn:  Jim Porter

         If to Buyers:

                  Imprimis Investors LLC
                  c/o Wexford Management LLC
                  411 West Putnam Avenue
                  Greenwich, Connecticut  06830
                  Attn:  Frank Plimpton

         and to:

                  Wexford Spectrum Investors LLC
                  c/o Wexford Management LLC
                  411 West Putnam Avenue
                  Greenwich, Connecticut  06830
                  Attn:  Frank Plimpton

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

         (h) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

         (i) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

         (j) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

         (k) Expenses. Each Party bears its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby; provided, however, that Seller will reimburse Buyers a maximum of $25,000 for such expenses.

         (l) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation.

         (m) Incorporation of Exhibits, Annexes, and Schedules. The Exhibits, Annexes, and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

         (n) The Closings. The closings of the transactions contemplated by this Agreement shall take place at the offices of Wildman, Harrold, Allen & Dixon in Chicago, Illinois, commencing at 9:00 a.m. local time on each Closing Date or on such other time(s) and date(s) mutually agreed by the Parties.

                                 * * * * *



         IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.


IMPRIMIS INVESTORS LLC


By:      WEXFORD MANAGEMENT LLC, a
         Delaware limited liability company,
         its manager

By:_________________________________
     Name:  Frank S. Plimpton
     Title:  Vice President


WEXFORD SPECTRUM INVESTORS LLC

By:      WEXFORD MANAGEMENT LLC,
         a Delaware limited liability company,
         its manager

By:_________________________________
     Name:  Frank S. Plimpton
     Title:  Vice President


PC QUOTE, INC.

By:_________________________________
     Name:  Jim R. Porter
     Title:  Chief Executive Officer



 Certain Exhibits to the Stock and Warrant Purchase Agreement Among
 PC Quote, Inc. and Imprimis Investors LLC and Wexford Spectrum Investors LLC, dated as of October 15, 1997




                   STOCK AND WARRANT PURCHASE AGREEMENT
                                 BETWEEN
                              PC QUOTE, INC.
                                   AND
        IMPRIMIS INVESTORS LLC AND WEXFORD SPECTRUM INVESTORS LLC
                                SCHEDULES
                             OCTOBER 15, 1997


                              SCHEDULE 4(c)

                              CAPITALIZATION

The following is the capitalization of PC Quote, Inc. as of October 15, 1997:

         Authorized Shares - 10,000,000
         Issued and Outstanding - 7,414,149.55
         Options Outstanding - 521,503
         Options Exercisable - 274,498

The following warrants were issued and outstanding:

         Common Stock Purchase Warrant issued May 4, 1997 expiring April 30, 2000 to purchase 640,000 shares at a price per share equal to the lesser of (a) the mean of the closing bid price per share for the twenty (20) preceding trading days, or (b) $1.5625 per share.

         Common Stock Purchase Warrant issued August 8, 1997 expiring April 30, 2000 to purchase 500,000 shares at a price per share equal to the lesser of (a) the mean of the closing bid price per share for the twenty (20) preceding trading days, or (b) $2.00 per share.

         Common Stock Purchase Warrant issued September 22, 1997 expiring April 30, 2000 to purchase 129,032 shares at a price per share equal to the lesser of (a) the mean of the closing bid price per share for the twenty (20) preceding trading days, or (b) $1.9375 per share.

The Seller has issued and outstanding a Convertible Subordinated
Debenture in the amount of $2,500,000 due and payable on April 30, 1999 convertible at the sole option of the holder into fully paid and non-assessable shares of Common Stock at the conversion price of the lesser of (a) the mean of the closing bid price per share for the twenty
(20) preceding trading days, or (b) $1.5625 per share.

Both PHYSCIANS INSURANCE COMPANY OF OHIO (Subordinated Debt holder) and PICO HOLDINGS, INC. (Common Stock Warrants holder) have agreed in writing (Exhibit 4(b)(1) and Exhibit 4(b)2) not to convert or exercise until such time as Seller attains shareholder approval increasing the number of authorized shares of the Seller.




                   STOCK AND WARRANT PURCHASE AGREEMENT
                                 BETWEEN
                              PC QUOTE, INC.
                                   AND
        IMPRIMIS INVESTORS LLC AND WEXFORD SPECTRUM INVESTORS LLC
                                SCHEDULES
                             OCTOBER 15, 1997


                             EXHIBIT 4(c)(1)

            AGREEMENT OF PHYSICIANS INSURANCE COMPANY OF OHIO

                                (Attached)






                   STOCK AND WARRANT PURCHASE AGREEMENT
                                 BETWEEN
                              PC QUOTE, INC.
                                   AND
        IMPRIMIS INVESTORS LLC AND WEXFORD SPECTRUM INVESTORS LLC
                                SCHEDULES
                             OCTOBER 15, 1997


                             EXHIBIT 4(c)(2)

                     AGREEMENT OF PICO HOLDINGS, INC.

                                (Attached)








                   STOCK AND WARRANT PURCHASE AGREEMENT
                                 BETWEEN
                              PC QUOTE, INC.
                                   AND
        IMPRIMIS INVESTORS LLC AND WEXFORD SPECTRUM INVESTORS LLC
                                SCHEDULES
                             OCTOBER 15, 1997


                              SCHEDULE 4(d)

                             NONCONTRAVENTION

         Pursuant to Section 6.2 of the Convertible Subordinated Debenture Agreement dated November 14, 1996 as amended on May 5, 1997 by and between PC QUOTE, INC. and PHYSICIANS INSURANCE COMPANY OF OHIO ("Physicians") and Section 7.2 of the Loan and Security Agreement dated May 5, 1997 as amended on August 8, 1997 and September 22, 1997 by and between PC QUOTE, INC. and PICO HOLDINGS, INC. ("PICO"), Seller may not suffer a material change in ownership. Both Physicians and PICO have consented in writing (Exhibit 4(d)(1) and Exhibit 4(d)(2)) to the Stock Purchase Agreement.








                   STOCK AND WARRANT PURCHASE AGREEMENT
                                 BETWEEN
                              PC QUOTE, INC.
                                   AND
        IMPRIMIS INVESTORS LLC AND WEXFORD SPECTRUM INVESTORS LLC
                                SCHEDULES
                             OCTOBER 15, 1997


                             EXHIBIT 4(d)(1)

         WRITTEN CONSENT OF PHYSICIANS INSURANCE COMPANY OF OHIO

                                (Attached)








                   STOCK AND WARRANT PURCHASE AGREEMENT
                                 BETWEEN
                              PC QUOTE, INC.
                                   AND
        IMPRIMIS INVESTORS LLC AND WEXFORD SPECTRUM INVESTORS LLC
                                SCHEDULES
                             OCTOBER 15, 1997


                             EXHIBIT 4(d)(2)

                  WRITTEN CONSENT OF PICO HOLDINGS, INC.

                                (Attached)








                   STOCK AND WARRANT PURCHASE AGREEMENT
                                 BETWEEN
                              PC QUOTE, INC.
                                   AND
        IMPRIMIS INVESTORS LLC AND WEXFORD SPECTRUM INVESTORS LLC
                                SCHEDULES
                             OCTOBER 15, 1997


                              SCHEDULE 4(k)

                          INTELLECTUAL PROPERTY

         Subscribers to Seller's products and services have a non-exclusive license to use Seller's proprietary software, so long as they execute and adhere to Seller's license agreement.








                   STOCK AND WARRANT PURCHASE AGREEMENT
                                 BETWEEN
                              PC QUOTE, INC.
                                   AND
        IMPRIMIS INVESTORS LLC AND WEXFORD SPECTRUM INVESTORS LLC
                                SCHEDULES
                             OCTOBER 15, 1997


                              SCHEDULE 4(l)

                                CONTRACTS

EXCHANGE AGREEMENTS

Vendor agreement with the Option Price Reporting Authority - Payments based upon usage. Estimated annual payments $50,000.

Vendor agreement with the New York Stock Exchange, Inc. - Payments based upon usage. Estimated annual payments $100,000.

Vendor agreements with the National Association of Securities Dealers,
   Inc. - Payments based upon usage. Estimated annual payments $700,000.

Vendor agreement with the American Stock Exchange - Payments based upon usage. Estimated annual payments $75,000.

Vendor agreement with the Chicago Board of Trade - Payments based upon usage. Estimated annual payments $250,000

Vendor agreement with the Chicago Board of Options Exchange - Payments based upon usage. Estimated annual payments $10,000

Vendor agreement with the Chicago Mercantile Exchange - Payments based upon usage. Estimated annual payments $250,000

Vendor agreements with the Commodities Exchange Center - Payments based upon usage. Estimated annual payments $275,000

Vendor agreement with the London Stock Exchange - Estimated annual payments $50,000.

Vendor agreement with New York Mercantile Exchange - Payments based upon usage. Estimated annual payments $75,000

SOFTWARE AND ROYALTY AGREEMENTS

Townsend Analytics, Inc. Royalty agreement for PCQ 6.0 software. Monthly royalties averaging $200,000 per month.

AT Financial, Inc. Royalty agreement for PCQ 5.0 software. Monthly royalties averaging $20,000 per month.

Townsend Analytics, Inc. Royalty agreement for Real Trade software.
   Monthly royalties averaging $50,000 per month.

Backweb Technologies. Software licensing agreement - 1 year. Purchase cost $144,000, remaining amount due $122,000.

Market Arts Software. Software agreement - DISPUTED. Approximate asserted claim of Market Arts Software $52,000.

Standard & Poor Corporation. Information provider. Monthly payments and royalties averaging $12,000.

COMTEX. Information provider (news wire). Monthly net payments averaging
   $10,000.

News Alert, Inc. Co-branded web site. Monthly net payments (costs and revenue sharing) averaging $15,000.

COMMUNICATIONS SERVICES (SATELLITES, CIRCUITS, OTHER) AGREEMENTS

Circuits
--------
AT&T - Data and voice communications - approximate minimum monthly charges $30,000 through April 2001. Additionally, PC Quote has a payment plan with AT&T for past due charges of approximately $315,000, payable for 7 additional months at approximately $45,000 per month.

Cable& Wireless - Data and voice communications - month to month obligation - approximate monthly charges $30,000.

American Teletronics, Inc. - Data communications - month to month obligation - approximate monthly charges $10,000.

MFS Telecom, Inc. - Data communications - month to month obligation - approximate monthly charges $10,000.

Ameritech - Voice communications - voice communications - approximate minimum monthly charges $17,000 through April 1999.

ATCI - Data communications - Monthly charges of $4,800 through February
   1998.

MCI Capital, Inc. - Circuit and equipment for NASDAQ services. Monthly charges of approximately $10,000 through October 1998.

Satellite
---------
SpaceCom Systems, Inc.
   Guatamela service - $2,800 per month through February 1999
   North America service - $56,000 per month through January 2006 Hawaii/Alaska service - $7,500 per month through November 1998 European service - Terminated as of June 30, 1997 - Termination payment Of $150,000 payable under a promissory note due in three installments beginning December 31, 1997.
   Additionally, past due charges to SpaceCom are being paid per a payment plan at approximately $33,000 per month over 7 months.

California Microwave (GTE SpaceNet Satellite Services Corporation) -
   Service agreement terminated as of July 31, 1997. Remaining payments due to vendor of approximately $275,000 are being paid over 7 months at approximately $40,000 per month.

Sonet Rings
-----------
Teleport Communications Group - three groups of sonet rings located in New York City, Chicago, IL and Houston, TX. Monthly charges of approximately $55,000. Some charges variable.

Ameritech Enhanced Business Services - one sonet ring located in Chicago,
   IL. Not currently used by PC Quote. Approximate monthly payment of $13,000 for 60 months.

Space and Service Contracts
---------------------------
Securities Industry Automation Corporation. New York City location for sonet rings. Space and service contract through January 2000.
   Approximate monthly charges $8,000.

Genuity. Chicago, IL location for internet servers and equipment. Space and service contract for 12 months. Approximate monthly charges $7,500.


EQUIPMENT AND REAL ESTATE LEASES WITH ANNUAL PAYMENTS > $100,000

EQUIPMENT

                                               Annual          Expiration
Lessor                                        Payments             Date
------                                        --------         ----------
Ameritech Credit Corp.                         $49,276           Jan-00
Leasing Services                                13,048           Jan-00
2550 W. Golf Road                               79,196           Jan-00
Rolling Meadows, Illinois  60008                35,976           Dec-99
Attn: Jamie Duffy

Beverly Bank Matteson                           60,420           Mar-99
4350 W. Lincoln Highway                        107,393           Mar-99
Matteson, Illinois  60443-2400                  54,215           Mar-99
Attn: Robert Pettay

The CIT Group                                  130,102           Apr-99
900 Ashwood Parkway, Suite 600
Atlanta, Georgia  30338
Attn: Catherine Bersch

Foxdale Bank                                   182,544           Jun-99
40 S. McClean Blvd.                              9,593           Oct-98
South Elgin, Illinois  60443-2400               23,340           Oct-98
Attn: Phil Short                                81,996           Sep-98

Harris Bank St. Charles                         55,097           Feb-99
1 East Main St.                                 56,177           Aug-98
St. Charles, Illinois  60174

Imperial Business Credit, Inc.                 125,734           Apr-00
1515 Arapahoe Street, Suite 520
Denver, Colorado  80202
Ron Wagner, Sr. VP--Marketing

M&I                                             77,616           Oct-99
250 E. Wisconsin Ave.                          114,336           Apr-99
Milwaukee, Wisconsin  53202                     49,932           Jan-99
Attn: Richard McKowen, VP                       36,060           Jul-98
                                                63,592           May-98
                                                14,364           May-98
                                                10,686           Mar-98
                                                16,632           Dec-98

Marquette National Bank                        115,970           Jun-99
8020 S. Harlem Avenue                           50,506           Dec-98
Bridgeview, Illinois  60455                     53,051           Nov-98
Attn: Gretchen Hoffman

New England                                    119,248           May-99
P.O. Box 755
Avon, Connecticut  06001

Park National Bank & Trust                     112,929           May-99
2958 N. Milwaukee Ave.                          77,290           May-99
Chicago, Illinois  60618                        25,366           Apr-99
Attn: Rose Bryja                                33,708           Oct-98
                                                28,140           Oct-98
                                                22,696           Sep-98
                                                47,196           Sep-98
                                                14,256           Mar-98

Pullman Bank                                   125,782           May-99
P.O. Box 94850                                  83,990           Mar-99
Chicago, Illinois  60690-4850                   56,537           Nov-98
                                                87,659           Oct-98

REAL ESTATE
50 Broadway Associates, L.P.                   102,300           Jul-02
c/o CBC Properties, Inc.
1500 Broadway, Suite 502
New York, New York  10036

Markborough 300 WJ L.P.                        240,000           Jun-04
300 S. Wacker Drive                       Approximate
Chicago, Illinois  60606


EMPLOYMENT OR SEVERANCE AGREEMENTS

Louis Morgan, Chairman of the Board. Employment contract to December 2,
   1997. Contract value approximately $58,000 to end of term.

Henry Clyde III, Vice President, Internet. Employment contract to June
   15, 1998. Annual salary $160,000, plus benefits, bonus and options. Includes a 7 month severance provision.

Michael J. Kreutzjans, Senior Vice President, Development & Design.
   Employment contract to June 15, 1998. Annual salary $180,000, plus benefits, bonus and options. Includes a 7 month severance provision.

Daniel Schwartz, Vice President Operations. Employment contract to June
   15, 1998. Annual salary $110,000, plus benefits, bonus and options. Includes a 7 month severance provision.

Howard Meltzer, former president and COO. Severance contract to March
   1998 (salary) and December 1998 (health insurance). Contract value of approximately $113,000 to end of term.

Michael Press, former chief financial officer. Severance contract to March 1998 (salary) and July 1998 (health insurance). Contract value of approximately $75,000 to end of term.








                   STOCK AND WARRANT PURCHASE AGREEMENT
                                 BETWEEN
                              PC QUOTE, INC.
                                   AND
        IMPRIMIS INVESTORS LLC AND WEXFORD SPECTRUM INVESTORS LLC
                                SCHEDULES
                             OCTOBER 15, 1997


                              SCHEDULE 4(m)

                            POWERS OF ATTORNEY

         Seller has granted power of attorney to KPMG Peat Marwick LLC to represent it before the Illinois Department of Revenue with respect to certain sales and use tax audits.








                   STOCK AND WARRANT PURCHASE AGREEMENT
                                 BETWEEN
                              PC QUOTE, INC.
                                   AND
        IMPRIMIS INVESTORS LLC AND WEXFORD SPECTRUM INVESTORS LLC
                                SCHEDULES
                             OCTOBER 15, 1997


                              SCHEDULE 4(n)

                                LITIGATION

        Seller has the following pending legal matters:

Case: Richard Chappetto V. P.C. Quote, Inc., Cook County, Illinois Circuit Court, Case No. 96 L 015250. This litigation is described in the Seller's Report 10-Q.

Case: Cynthia Ratliff v. P.C. Quote, Inc., The City of Chicago Commission on Human Relations Administrative Complaint No. 97-E-233. On September 22, 1997, Ms. Ratliff, a current clerical employee of the Seller, filed an Administrative Complaint with the City of Chicago claiming that she has been subjected to discrimination due to race and seeks unspecified relief.








                   STOCK AND WARRANT PURCHASE AGREEMENT
                                 BETWEEN
                              PC QUOTE, INC.
                                   AND
        IMPRIMIS INVESTORS LLC AND WEXFORD SPECTRUM INVESTORS LLC
                                SCHEDULES
                             OCTOBER 15, 1997


                              SCHEDULE 4(o)

                          EMPLOYEE BENEFIT PLANS

         Seller maintains a 401(k) retirement savings plan named PC Quote, Inc. 401(k) Plan and a flexible benefits plan (including group health and life insurance) named PC Quote Flexible Benefits Plan for eligible employees.








                   STOCK AND WARRANT PURCHASE AGREEMENT
                                 BETWEEN
                              PC QUOTE, INC.
                                   AND
        IMPRIMIS INVESTORS LLC AND WEXFORD SPECTRUM INVESTORS LLC
                                SCHEDULES
                             OCTOBER 15, 1997


                              SCHEDULE 4(p)

                  UNDISCLOSED OR CONTINGENT LIABILITIES

         An equipment lessor of the Seller has asserted a default under its leases due to the location of the equipment at the Seller's customer sites. Lessor is demanding accelerated payment for the equipment in the amount of approximately $51,000.








                   STOCK AND WARRANT PURCHASE AGREEMENT
                                 BETWEEN
                              PC QUOTE, INC.
                                   AND
        IMPRIMIS INVESTORS LLC AND WEXFORD SPECTRUM INVESTORS LLC
                                SCHEDULES
                             OCTOBER 15, 1997


                              SCHEDULE 4(q)

                        ABSENCE OF CERTAIN CHANGES

         The following are capital expenditures greater than $50,000 since July 31, 1997. Where financed by leases, the lessor was granted liens on the subject equipment.

As of October 13, 1997

Valcom Professional Computer Center, Inc.
-----------------------------------------
Various computer equipment for internet server site
Aggregate approximate purchases - $86,000


Valcom Professional Computer Center, Inc.
Financed through Americorp Financial, Inc.
------------------------------------------
Various computer equipment for internet service backup
Aggregate purchase price approximately $100,000
Financed at $3,300 per month for 36 months


Valcom Professional Computer Center, Inc.
Financed through First Commercial Capital.
------------------------------------------
Various computer equipment for internet service backup
Aggregate purchase price approximately $50,000
Financed at $1,700 per month for 36 months


MCI Capital, Inc.
-----------------
Capital equipment required for NASDAQ communication lines
Financed through MCI Capital under 12 month service contract (listed above as item 7. under Circuits)
Total capital cost of contract approximately $70,000. The contract is secured by 12 month irrevocable letter of credit for $70,000 issued by Lakeside Bank. (The letter of credit is collateralized by a cash deposit at Lakeside Bank of $70,000).

In addition, the Seller granted Lakeside Bank of Chicago a security interest in a $50,000 deposit at Lakeside Bank, which secures a irrevocable letter of credit for $100,000 issued to the landlord of the Seller's corporate office. The letter of credit expires on or about June 30, 1998.








                   STOCK AND WARRANT PURCHASE AGREEMENT
                                 BETWEEN
                              PC QUOTE, INC.
                                   AND
        IMPRIMIS INVESTORS LLC AND WEXFORD SPECTRUM INVESTORS LLC
                                SCHEDULES
                             OCTOBER 15, 1997


                              SCHEDULE 4(r)

                  PATENTS, TRADEMARKS, TRADE NAMES, ETC.

PC QUOTE
PC QUOTE 6.0 FOR WINDOWS
MARKETSMART
PCQUOTE QUOTE SERVICES
QUOTESOCKETS
HYPERFEED








                   STOCK AND WARRANT PURCHASE AGREEMENT
                                 BETWEEN
                              PC QUOTE, INC.
                                   AND
        IMPRIMIS INVESTORS LLC AND WEXFORD SPECTRUM INVESTORS LLC
                                SCHEDULES
                             OCTOBER 15, 1997


                              SCHEDULE 4(s)

                                INSURANCE

See attached insurance summary.








                   STOCK AND WARRANT PURCHASE AGREEMENT
                                 BETWEEN
                              PC QUOTE, INC.
                                   AND
        IMPRIMIS INVESTORS LLC AND WEXFORD SPECTRUM INVESTORS LLC
                                SCHEDULES
                             OCTOBER 15, 1997


                              SCHEDULE 4(t)

                                 PRODUCTS

Not applicable.








                   STOCK AND WARRANT PURCHASE AGREEMENT
                                 BETWEEN
                              PC QUOTE, INC.
                                   AND
        IMPRIMIS INVESTORS LLC AND WEXFORD SPECTRUM INVESTORS LLC
                                SCHEDULES
                             OCTOBER 15, 1997


                              SCHEDULE 6 (h)

                       TRANSACTIONS WITH AFFILIATES

         In addition to the capital transactions previously set forth in
SCHEDULE 4(b) and Employment or Severance Agreements set forth in
SCHEDULE 4(l), the Seller has outstanding a Loan and Security Agreement dated May 5, 1997 as amended on August 8, 1997 and September 22, 1997 by and between Seller and PICO Holdings, Inc. The principal amount of the loan is $2,250,000 and is due and payable, plus accrued interest at 14% per annum to and through December 31, 1997, on December 31, 1997.

         Interest on the Convertible Debenture set forth in SCHEDULE 4(b) accrues at the rate of one percent (1%) over the prime rate as announced from time to time by The Wall Street Journal, and is payable semi-annually, beginning January 1, 1998, in cash or, at the option of the holder, in shares of Common Stock of the Seller at their fair market value at the time of such payment.